                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                   RULE 13d-2(a)

                            (Amendment No.          )*
                                          ---------

                          CAPROCK COMMUNICATIONS CORP.
           --------------------------------------------------------
                                (Name of Issuer)

                      Common Stock $.01 par value per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  140667 10 6
           --------------------------------------------------------
                                 (CUSIP Number)

                               Jere W. Thompson, Jr.
                  Two Galleria Tower, 13455 Noel Road, Suite 1925,
                        Dallas, Texas 75240, (972) 982-9500
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  August 26, 1998
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                              Page 1 of 11 Pages
                                        ---

CUSIP No. 140667 10 6                 13D                 Page  2  of 11 Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     Jere W. Thompson, Jr.

     I.R.S. Identification Nos. of Above Persons
     (ENTITIES ONLY)
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member                            (a)  / /
     of a Group*                                                      (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     OO
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                    / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    10,773,898
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    0
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    10,773,898
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     10,773,898
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                           / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     37.3%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 140667 10 6                 13D                 Page  3  of 11 Pages
          -----------                                          ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     Greenway Holdings, L.P.

     I.R.S. Identification Nos. of Above Persons
     (ENTITIES ONLY)
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member                            (a)  / /
     of a Group*                                                      (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     OO
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                    / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Texas
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    2,014,082
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    0
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    2,014,082
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,014,082
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                           / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     7.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 140667 10 6                 13D                 Page  4  of 11 Pages
          -----------                                          ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     CapRock Investors

     I.R.S. Identification Nos. of Above Persons
     (ENTITIES ONLY)
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member                            (a)  / /
     of a Group*                                                      (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     OO
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                    / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Texas
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    8,650,884
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    0
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    8,650,884
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     8,650,884
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                           / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     29.9%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                                            Page 5 of 11 Pages
                                                                ---  ----
Item 1.   SECURITY AND ISSUER

     The name of the issuer is CapRock Communications Corp. (the "Issuer"). The Issuer is organized under the laws of the State of Texas and its principal executive offices are located at Two Galleria Tower, 13455 Noel Road, Suite 1925, Dallas, Texas 75240. The class of equity securities to which this statement relates are shares of common stock, par value $.01 per share, of the Issuer (the "Common Stock").

Item 2.   IDENTITY AND BACKGROUND.

     (a) This statement is being filed by (i) Jere W. Thompson, Jr.; (ii) Greenway Holdings, L.P., a Texas limited partnership ("Greenway"); and (iii) CapRock Investors, a Texas joint venture ("CapRock Investors") (collectively, the "Reporting Persons"). Jere W. Thompson, Jr. is the general partner of Greenway and the managing general partner of CapRock Investors. In addition to Jere W. Thompson, Jr., the following persons are also general partners in CapRock Investors: Jere W. Thompson, Sr., Margaret D. Thompson, Michael D. Thompson, Patrick J. Thompson, Margaret T. Nelson, Kimberly T. Thornton, David
E. Thompson, Christopher D. Thompson and Mark Langdale (collectively, the "Other General Partners").

     (b) The business address of each of the Reporting Persons is Two Galleria Tower, 13455 Noel Road, Suite 1925, Dallas, Texas 75240. The business address or residence address of each of the Other General Partners is as follows: Jere
W. Thompson, Sr.: 3838 Oak Lawn Avenue, Suite 1850, Dallas, Texas 75219-4519; Margaret D. Thompson: 4217 Armstrong Parkway, Dallas, Texas 75205; Michael D.
Thompson: 3037 Milton, Dallas, Texas 75205; Patrick J. Thompson: 4434
Gloster, Dallas, Texas 75220; Margaret T. Nelson: 4425 Hyer, Dallas, Texas 75205; Kimberly T. Thornton: P. O. Box 1345, Telluride, Colorado 81435; David E.
Thompson: 4409 Shoal Creek

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                                                            Page 6 of 11 Pages
                                                                ---  ----


Blvd., Austin, Texas 78756; Christopher D. Thompson: 3121 Amherst, Dallas, Texas 75225; and Mark Langdale: 5950 Berkshire Lane, Suite 990, Dallas, Texas 75225.

     (c) The present principal occupation of Jere W. Thompson, Jr. is Chief Executive Officer and Chairman of the Board and a director of the Issuer. The principal business of Greenway is to implement and effectuate the investment activities of Jere W. Thompson, Jr. and his family, including securities of other entities. The principal business of CapRock Investors is to hold, for investment purposes only, shares of Common Stock of the Issuer. The present principal occupation of each of the Other General Partners is as follows: Jere
W. Thompson, Sr.: investment executive; Margaret D. Thompson: housewife; Michael D. Thompson: international franchisor for a convenience store chain; Patrick J. Thompson: telecommunications business executive; Margaret T. Nelson: housewife; Kimberly T. Thornton: housewife; David E. Thompson: management information systems executive; Christopher D. Thompson: construction industry contractor; and Mark Langdale: President of Posadas USA, Inc., a hotel management company.

     (d) In the past five years, none of the Reporting Persons or the Other General Partners has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) In the past five years, none of the Reporting Persons or the Other General Partners has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The place of organization for Greenway and CapRock Investors is Texas. The place of citizenship of Jere W. Thompson, Jr. and the Other General Partners is the United States of America.

                                                            Page 7 of 11 Pages
                                                                ---  ----


Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Reporting Persons beneficially acquired the shares of Common Stock being reported on hereunder on August 26, 1998 pursuant to the terms of an Agreement and Plan of Merger and Plan of Exchange dated as of February 16, 1998, by and among IWL Communications, Incorporated, a Texas corporation ("IWL"), the Issuer, IWL Acquisition Corp., a Texas corporation and a subsidiary of Holdings ("I-Sub"), CapRock Telecommunications Corp., a Texas corporation ("Telecommunications"), CapRock Acquisition Corp., a Texas corporation and a subsidiary of Holdings ("C-Sub"), and CapRock Fiber Network, Ltd., a Texas limited partnership (the "Partnership"), which agreement was amended on April 30, 1998, June 20, 1998 and July 8, 1998 (as amended, the "Merger Agreement"). As more fully described in the Registration Statement on Form S-4, as amended (the "Registration Statement"), File No. 333-57365, filed by the Issuer with the Securities and Exchange Commission (the "Commission") and declared effective on July 20, 1998, on August 26, 1998 I-Sub and C-Sub were merged with and into IWL and Telecommunications, respectively (the "Mergers"), with each of IWL and Telecommunications as the surviving corporations. In addition, on such date all of the interests in the Partnership were exchanged (the "Interest Exchange" and, together with the Mergers, the "Transaction") for shares of Common Stock. The Registration Statement is attached hereto as
Exhibit 1. At the effective time of the Mergers and the Interest Exchange, among other things, each outstanding share of Telecommunications common stock was converted into 1.789030878 shares of the Common Stock of the Issuer and each 1% general or limited partnership interest in the Partnership was exchanged for 63,194.54 shares of Common Stock of the Issuer. This Schedule
13D reflects the Reporting Persons ownership of the shares of the Common
Stock that the Reporting Persons received in exchange for their shares of

                                                            Page 8 of 11 Pages
                                                                ---  ----


Telecommunications common stock or their partnership interests in the Partnership as a result of the consummation of the Transaction.

Item 4.  PURPOSE OF TRANSACTION.

     The Reporting Persons currently hold the shares of Common Stock reported on hereunder for investment purposes. None of the Reporting Persons or the Other General Partners currently has any plans or proposals that relate or would result in any of the actions set forth in parts (a) through (j) of Item 4.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Of the 10,773,898 shares of Common Stock (constituting 37.3% of the issued and outstanding shares of Common Stock of the Issuer as of the date of this Schedule 13D) beneficially held by Jere W. Thompson, Jr., CapRock Investors is the record holder of 8,650,884 shares (29.9%), CapRock Systems, Inc., a Texas corporation ("CapRock Systems"), is the record holder of 108,932 shares and Greenway is the record holder of 2,014,082 shares (7.0%). Jere W. Thompson, Jr. is the managing general partner and owns a controlling interest in CapRock Investors, is a 50% stockholder and officer and director of CapRock Systems, and is the general partner of Greenway. As a result of the relationships described above, (i) each of Jere W. Thompson, Jr. and Greenway shares or may be deemed to share the power to vote and dispose of all of the shares of Common Stock held of record by Greenway, (ii) each of Jere W. Thompson, Jr. and CapRock Systems shares or may be deemed to share the power to vote and dispose of all of the shares of Common Stock held of record by CapRock Systems and (iii) each of Jere
W. Thompson, Jr. and CapRock Investors shares or may be deemed to share the power to vote and dispose of all of the shares of Common Stock held of record by CapRock Investors. Accordingly, each of CapRock Investors and Greenway may be deemed to be the beneficial owner of all shares of Common stock held of record by it, and Jere W.

                                                            Page 9 of 11 Pages
                                                                ---  ----


Thompson, Jr. may be deemed to be a beneficial owner of all of the shares held of record collectively by Greenway, CapRock Systems and CapRock Investors.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               None.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          EXHIBIT 1 Registration Statement on Form S-4 (Incorporated herein by reference to the Registration Statement on Form S-4, as amended, filed by the Issuer with the Commission on June 22, 1998, SEC File No. 333-57365).

                                                            Page 10 of 11 Pages
                                                                 ---  ----


                                 SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on his behalf and each of Greenway Holdings, L.P. and CapRock Investors.


                                       /s/ Jere W. Thompson, Jr.
Date: September 3, 1998                ---------------------------------------
                                       Jere W. Thompson, Jr.

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of it and each of Jere W. Thompson, Jr. and CapRock Investors.


Date: September 3, 1998              GREENWAY HOLDINGS, L.P.

                                     By: /s/ Jere W. Thompson, Jr.
                                        --------------------------------------
                                        Jere W. Thompson, Jr., General Partner

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statementis true, complete and correct and agrees that this statement may be jointly filed on behalf of it and each of Jere W. Thompson, Jr. and Greenway Holdings, L.P.


Date: September 3, 1998              CAPROCK INVESTORS

                                     By: /s/ Jere W. Thompson, Jr.
                                        ----------------------------------------
                                        Jere W. Thompson, Jr., Managing Venturer

                                                            Page 11 of 11 Pages
                                                                ---   ----


                   EXHIBIT                                            PAGE
                   -------                                            ----
     EXHIBIT 1     Registration Statement on Form S-4
                   (Incorporated herein by reference to the
                   Registration Statement on Form S-4, as
                   amended, filed by the Issuer with the
                   Commission on June 22, 1998, SEC File
                   No. 333-57365).